

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Guolin Tao
Chief Executive Officer
Entrepreneur Universe Bright Group
Suite 907, Saigao City Plaza Building 2
No. 170, Weiyang Road
Xi'an, China

   Re: Entrepreneur Universe Bright Group
    Form 10-K for Fiscal Year Ended December 31, 2022
    Filed March 29, 2023
    File No. 000-56305

Dear Guolin Tao:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection, page 68

1. We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form "SPDSCL-HFCAA-GOV" or tell us why you are not required to do so. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Gowetski at 202-551-3401 or Daniel Morris at 202-551-3314 if you have any questions about the comment related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Abe Friedman at 202-551-8298 or Patrick Kuhn at 202-551-3308 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services